Exhibit 99.91
MANUFACTURE AND SUPPLY AGREEMENT
BETWEEN
DRAXIS PHARMA GENERAL PARTNERSHIP
By way of its managing partner,
DRAXIS SPECIALTY
PHARMACEUTICALS INC.
AND
THERATECHNOLOGIES INC.
AS OF DECEMBER 23, 2009
CONFIDENTIAL

TABLE OF CONTENTS

ARTICLE I — INTERPRETATION	1

1.1 Defined Terms	1
1.2 incorporation of Schedules	7
1.3 Currency	7
1.4 General	7

ARTICLE II — MANUFACTURING	8

2.1 Agreement to Manufacture Products	8
2.2 Conformance with Specifications	8
2.3 Conformance with cGMP and Applicable Laws	8
2.4 Supply of Active Pharmaceutical Ingredients	8
2.5 Supply of Materials	9
2.6 Third Party Suppliers	9
2.7 Costs and Expenses	9
2.8 Addition of Products	9

ARTICLE III — CONSIDERATION	9

3.1 Price of Products and Adjustment	9
3.2 Annual Minimum Purchases	10
3.3 Batch Size	10
3.4 Payment	10
3.5 Taxes	11
3.6 Capital Expenditures	11
3.7 Additional Costs	11
3.8 Cost of Changes	11

ARTICLE IV — PRODUCT SUPPLY	12

4.1 Forecasts	12
4.2 Order Procedures	13
4.3 Purchase Orders	15
4.4 Standard Forms	16

ARTICLE V — DELIVERY, TITLE AND ACCEPTANCE	16

5.1 Product Storage and Shipment	16
5.2 Purchaser Acceptance	17
5.3 Recalls	19

ARTICLE VI — QUALITY ASSURANCE AND CONTROL	19

6.1 Form of Quality Agreement	19
6.2 Testing	19
6.3 Product Batch Release	19
6.4 Retention Samples	20
6.5 Designated Suppliers Audit	20
6.6 Manufacturing Records	20

ARTICLE VII — REGULATORY MATTERS	21

7.1 Audit and Inspection	21
7.2 Regulatory Submissions	22

ARTICLE VIII — REPRESENTATIONS AND WARRANTIES	22

8.1 Supplier Representations and Warranties	22

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8.2 Purchaser Representations and Warranties	24
8.3 Undertakings Relating to Representations and Warranties	24

ARTICLE IX — INTELLECTUAL PROPERTY	25

9.1 Ownership	25
9.2 Reproduction of and Right to use Trademarks	26
9.3 Supplier’s Ownership of Other Property	27
9.4 Infringement by a Third Party	27
9.5 Right to not Manufacture	27

ARTICLE X — INDEMNITIES	27

10.1 Indemnity of Supplier	27
10.2 Indemnity of Purchaser.	28
10.3 Indemnity Proceedings	28
10.4 Limitation of Liability	30

ARTICLE XI — TERM AND TERMINATION	30

11.1 Term of Agreement	30
11.2 termination of Agreement	31

ARTICLE XII — MISCELLANEOUS	32

12.1 Relationship of the Parties	32
12.2 Force Majeure	32
12.3 Further Assurances	33
12.4 Confidentiality	33
12.5 Notices	34
12.6 Entire Agreement	34
12.7 Waiver	34
12.8 Amendment	35
12.9 Severability	35
12.10 Enurement	35
12.11 Assignment	35
12.12 Counterparts	35
12.13 Contra Proferentum	35
12.14 Subcontracting	35
12.15 Governing Law	36
12.16 Non-Solicitation	36
12.17 Survival	36
12.18 English Language	36

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MANUFACTURE AND SUPPLY AGREEMENT
THIS AGREEMENT is effective from the 23rd day of December, 2009 (the “Effective Date ”)

B E T W E E N:	THERATECHNOLOGIES INC., a corporation incorporated under the laws of the Province of Québec, having its head office at 2310 Alfred-Nobel, Montreal , Québec , H4S 2B4;

(“Purchaser “)

AND:	DRAXIS PHARMA GENERAL PARTNERSHIP, by way of its managing partner , DRAXIS Specialty Pharmaceuticals Inc., a partnership constituted under the laws of the Province of Ontario, having its principal office at 16751 Trans-Canada Highway, Kirkland, Québec, H9H 4J4;

(“Supplier”)
WHEREAS Purchaser desires to have Supplier manufacture and supply certain lyophilized products;
AND WHEREAS Supplier desires to manufacture and supply Purchaser with certain lyophilized products;
AND WHEREAS the Parties are willing to carry out the foregoing pursuant to the terms and conditions set forth in this Agreement.
NOW , THEREFORE , in consideration of the mutual covenants and agreements in this Agreement, Purchaser and Supplier agree with each other as follows:
ARTICLE I — INTERPRETATION
1.1 Defined Terms.
As used in this Agreement and in the Quality Agreement (as defined below), the following terms have the following meanings unless the context clearly requires otherwise:

“Accepted Purchase Order(s)” means a Purchase Order issued to order a Batch of a Product in the Firm Zone, a Purchase Order accepted by Supplier or a Purchase Order deemed to be accepted by Supplier under the terms of Section 4.3(c) of this Agreement.
“Active Pharmaceutical Ingredient” means the Product Active Pharmaceutical Ingredient tesamorelin supplied by Purchaser to Supplier for the Manufacturing of the Products.
“Additional Costs” means the fees that are not described in this Agreement payable for additional services performed by Supplier for Purchaser at Purchaser’s request in accordance with the provisions of the Proposal. For greater certainty, such fees are payable by Purchaser in addition to the Prices and the Inventory Carrying Fees with Purchaser’s prior written approval.
“Affiliate” has the meaning ascribed thereto in the Canada Business Corporations Act .
“Agreement” means this Manufacture and Supply Agreement and all schedules and instruments supplemental to or amending thereto.
“Annual Forecast(s)” has the meaning ascribed thereto in Section 4.1(a) of this Agreement.
“Annual Minimum Purchase” has the meaning ascribed thereto in Section 3.2(b) of this Agreement.
“APR” has the meaning ascribed thereto in Section 19 of the Quality Agreement.
“Batch” means a production batch of Products as specified under Batch size and lyophilization cycle in Schedule “C” attached hereto.
“Business Day” or “Business Days” means any day other than a Saturday, Sunday or a non–judicial day recognized under Québec’s Code of Civil Procedure.
“Calendar Year(s)” means January 1 to December 31 of any given year or years, as the case may be.
“CDA” means the Confidential Disclosure Agreement entered into between Supplier and Purchaser on February 14, 1999, a copy of which is attached hereto as Schedule “D”, as modified by Section 12.4 of this Agreement.
“Certificate of Analysis” means a document listing the results of testing a representative sample drawn from a Batch to be delivered.
“CFR” means the U.S. Code of Federal Regulations.
“Commercial Sale” means the sale of a Product by Purchaser to consumers or the sale of a Product by Purchaser to distributors, wholesalers or licensing partners or to any third party for resale by any of them to consumers.

[Redacted: Price Increase Calculation].
“Current Good Manufacturing Practices” or “cGMP” means, as applicable in accordance with the Territory in which the Products will be distributed in, the practices set out in the guidelines (i)published as the Good Manufacturing Practices for Drug Manufacturers and Importers by the HPFBI, as amended from time to time, (ii)for the manufacture of pharmaceutical products and the Current Good Manufacturing Practices as defined in United States 21 CFR 210, et seq., as amended from time to time, and (iii)the EEC Guide to Good Manufacturing Practices for Medical Products, as amended from time to time.
“Delivery” means that a Product has been released pursuant to Section 6.3 of this Agreement.
“Designated Suppliers” has the meaning ascribed thereto in Section 6.2 of the Quality Agreement and are listed in Schedule “F” attached hereto, as amended from time to time by mutual agreement of the Parties.
“Designated Suppliers’ Audit” has the meaning ascribed thereto in Section 6.2 of the Quality Agreement.
“ [Redacted: Name] ” means the commercial name for a drug to be Commercially Sold in the Territory made with tesamorelin and used for the treatment of lipodystrophy in HIV-infected patients or any other commercial name under which this drug will be Commercially Sold.
“Facility” means those sections of Supplier’s facility located at 16751 Trans-Canada Highway, Kirkland, Québec, Canada used in the Manufacturing of the Products hereunder and, subject to Purchaser’s prior written approval, such other facilities used by Supplier in the Manufacturing of Products hereunder.
“Failure to Supply” means [Redacted: Definition].
“FDA” means the United States Food and Drug Administration, or any successor to it.
“Firm Zone” has the meaning ascribed thereto in Section 4.2(a) of this Agreement.
“Force Majeure” has the meaning ascribed thereto in Section 12.2(a) of this Agreement.
“Governmental Authority” or “Regulatory Authority” means any court, tribunal, arbitrator, agency, commission, official or other instrumentality of Canada, any relevant foreign country or territory, or any domestic or foreign state, province, country, city or other political subdivision thereof.
“HPFBI” means the Health Products and Food Branch Inspectorate of Health Canada, or any successor to it.

“Incoterms 2000” means the International Commercial Terms published by the International Chamber of Commerce, as amended from time to time, codifying the contractual rules for the interpretation of standardized commercial terms for transactions. Incoterms 2000 shall be deemed to have been incorporated by reference in this Agreement except in so far as they may conflict with any other provision of this Agreement, in which case the Agreement provision shall prevail.
“Indemnitees” means either Party, as the case may be, and that Party’s directors, officers, employees, agents and representatives.
“Initial Term” has the meaning ascribed thereto in Section 11.1(a) of this Agreement.
“Intellectual Property” means all (i) trademarks, service marks, trade name, trade dress and logos and any applications for registrations, registrations and renewal thereof; (ii) patent, patent rights, industrial and other designs, including any and all applications, divisions, continuation-in-part, extensions, validations, re-examinations or reissues; (iii) copyright, any original work or authorship fixed in any tangible medium of expression, including literary works, all forms and types of computer software, all source code, object code, firmware, development tools, files, records and data, and all documentation related to any of the foregoing, all musical, dramatic, pictorial, graphic and artistic works; (iv) trade secrets, technology, discoveries and improvements, know-how, proprietary rights, formulae, technical information, techniques, inventions, designs, drawings, procedures, processes, models, manufacturing, manuals and systems, whether or not patentable or copyrightable, including all biological, chemical, biochemical, toxicological, pharmacological and metabolic material and information and data relating thereto, clinical, analytical and stability information and data which have actual or potential commercial value and are not available in the public domain; and (v) all other intellectual property or proprietary rights, in each case whether or not subject to statutory registration or protection, in Canada or in the Territory.
“Inventory Carrying Fee(s)” has the meaning ascribed thereto in Section 4.2(e) of this Agreement.
“Law(s)” means any law, statute, rule, regulation, guideline (including Current Good Manufacturing Practices), ordinance or other pronouncement of any Governmental Authority having the effect of law in Canada and in the United States.
“Licences” means the licences, permits, certificates, authorizations or approvals issued to Supplier by the relevant Governmental Authority in respect of its site of manufacture of the Products.
“Long Lead Time Materials” has the meaning ascribed thereto in Section 4.2(d) of this Agreement.
“Losses” mean [Redacted: Definition].

“Manufacture” or “Manufactured” means to effect the operation required in the manufacture, processing, filling, testing, packaging, labelling or storage, as the case may be, of the Products by Supplier.
“Manufacturing” means any operation required in the manufacture, processing, filling, testing, packaging, labelling or storage, as the case may be, of the Products by Supplier.
“Manufacturing Records” has the meaning ascribed thereto in Section 6.6 of this Agreement.
“Material Zone” has the meaning ascribed thereto in Section 4.2(b) of this Agreement.
“Materially Adversely Affect Supplier’s Business” means a consequence or series of consequences that have a meaningful negative impact on Supplier’s business in any given year, as determined by Supplier, in its sole discretion, acting reasonably.
“Materials” mean all materials and ingredients, including the Active Pharmaceutical Ingredient(s), used in the Manufacturing of Products by Supplier, including raw materials and packaging, shipping or labelling materials.
“New Drug Application” means a New Drug Application filed pursuant to the requirements of the FDA, as more fully defined in 21 C.F.R.§ 314.3 et seq., as the same may be amended from time to time, a Biologics License Application filed pursuant to the requirements of the FDA, and any equivalent application filed in the Territory, together, in each case, with all additions, deletions or supplements thereto.
“Ongoing Forecast” has the meaning ascribed thereto in Section 4.1(c) of this Agreement.
“Open Zone” has the meaning ascribed thereto in Section 4.2(c) of this Agreement.
“Party” means either Purchaser or Supplier, individually; “Parties” means Purchaser and Supplier, collectively.
“Person” means any natural person, entity, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental Authority.
“Preferred Basis” shall mean the exclusive right to Manufacture Batches of Product for Commercial Sale during the Term in the following percentage:
•	[Redacted: Percentage] until [Redacted: Date];

•	[Redacted: Percentage] for each Calendar Year of the Term thereafter.
“Prices” or “Price” means the total aggregate cost of each Product as set out in Schedule “C” for Calendar Year 2009 and as adjusted in subsequent years of the Term in accordance with the provisions of Section 3.1 of this Agreement.

“Proceeding” means applicable Third Party action, claim, suit, proceeding, arbitration or Governmental Authority action, notification, investigation or audit all in writing format.
“Product(s)” means “[Redacted: Name]” or any other product(s) as may mutually be agreed in writing between the Parties in accordance with Section 2.8 of this Agreement.
“Product Amendment” has the meaning ascribed thereto in Section 2.8 of this Agreement.
“Product Developments” has the meaning ascribed thereto in Section 9.1(c) of this Agreement.
“Proposals” means those proposals made by Supplier on (i) February 9, 2006 and accepted by Purchaser on February 14, 2006, (ii) October 23, 2008 and accepted by Purchaser on October 27, 2008, (iii) January 18, 2005 and accepted by Purchaser on January 20, 2005, a copy of which are attached hereto as Schedule “E”.
“Purchase Order(s)” has the meaning ascribed thereto in Section 4.3(a) of this Agreement.
“Purchaser Intellectual Property ” means any and all Intellectual Property relating to the Products or their Manufacturing by Supplier that was (i) owned by Purchaser at the Effective Date or (ii) developed or acquired by Purchaser after the Effective Date provided that such Intellectual Property does not utilize nor is based on any Supplier Intellectual Property. “Purchaser Intellectual Property” excludes Product Developments.
“Quality Agreement” means the agreement which sets out the details of the allocation of tasks between the Parties as related to the Manufacturing of the Product, including responsibilities for quality assurance and control of Materials, packaging components, bulk Product and finished Product, a copy of which is attached hereto as Schedule “B”.
“Quality Event” has the meaning ascribed thereto in Section 1.3 of the Quality Agreement.
“Rejected Batch” has the meaning ascribed thereto in Section 5.2(b) of this Agreement.
“Rejection Notice” has the meaning ascribed thereto in Section 5.2(b) of this Agreement.
“Renewal Terms” has the meaning ascribed thereto in Section 11.1(b) of this Agreement.
“Replacement Batch” has the meaning ascribed thereto in Section 5.2(e)(i)B of this Agreement.
“Specifications” means, with respect to a Product, all specifications for Materials, Manufacturing procedures, sampling plans for a Product as well as the procedures, requirements (regulatory or otherwise), standards and other items necessary to Manufacture a Product, as approved by the Parties and attached hereto as Schedule “A”.

“Supplier Intellectual Property” means (i)all Intellectual Property owned by Supplier at the Effective Date; (ii)all Intellectual Property developed or acquired by Supplier after the Effective Date independent of the performance of its obligations under this Agreement, provided that such Intellectual Property does not utilize nor is based on any Purchaser Intellectual Property or Product Developments; or (iii)all Intellectual Property conceived, reduced to practice, authored or otherwise generated or developed in the performance of its obligations under this Agreement, provided that such Intellectual Property has general applicability to the manufacture of pharmaceutical products other than the Products.
“Term” means, collectively, the Initial Term and any Renewal Term, as the case may be.
“Territory” means the United States of America and its territories, including Puerto Rico and the District of Columbia.
“Third Party” or “ Third Parties” means any Person other than Purchaser and Supplier.
“Updated Annual Forecast(s)” has the meaning ascribed thereto in Section 4.1(a) of this Agreement.
1.2 Incorporation of Schedules.
The terms of the Schedules attached or referred to herein are an integral part of this Agreement. The following Schedules are attached hereto:
•	Schedule “A” — Product Specifications

•	Schedule “B” — Quality Agreement

•	Schedule “C” — Prices

•	Schedule “D” — Confidential Disclosure Agreement

•	Schedule “E” — Proposal

•	Schedule “F” — Designated Suppliers

•	Schedule “G” — Ownership of Machinery and Equipment by Purchaser

•	Schedule “H” — Form of Certificate of Manufacture

•	Schedule “I” — Quarantine Shipment Authorization
1.3 Currency.
Except as otherwise expressly stated, all dollar amounts referred to in this Agreement are in Canadian dollars.
1.4 General.
Article headings in this Agreement are for convenience only and shall not be used in interpreting this Agreement. The Agreement shall be read with such changes in gender or number as the context requires. The definitions in Article 1 shall apply equally to both the singular and plural forms of the terms defined. The words “include”, “includes” and

“including” shall be deemed to be followed by the phrase “without limitation”. All references herein to Articles, Sections, paragraphs, clauses and Schedules shall be deemed references to Articles, Sections, paragraphs and clauses of this Agreement and Schedules to this Agreement unless the context shall otherwise require.
ARTICLE II — MANUFACTURING
2.1 Agreement to Manufacture Products.
For the Term of this Agreement, Supplier agrees to Manufacture the Products identified in Schedule “A” on a Preferred Basis for Purchaser in the Facility and to supply exclusively the Product to Purchaser in accordance with the terms set out in this Agreement and Purchaser agrees to purchase the Products identified in Schedule “A” from Supplier on a Preferred Basis in accordance with the terms of this Agreement. Notwithstanding the foregoing, Supplier acknowledges that Purchaser will be entitled to have Manufactured [Redacted: Number of Batches of Product].
2.2 Conformance with Specifications.
Supplier shall Manufacture the Products and use Materials in compliance with the Specifications. Purchaser shall have the right to request in writing changes to any of the Specifications. Supplier shall have the right to suggest changes to any of the Specifications to Purchaser in writing. Supplier shall not implement any change to the Specifications before both Parties have agreed to such changes in writing.
2.3 Conformance with cGMP and Applicable Laws.
Supplier shall Manufacture the Products in accordance with applicable Good Manufacturing Practices and applicable Laws. Each Party shall promptly notify the other of knowledge of any new instructions, specifications, guidelines, Laws or regulations required in order to comply with Good Manufacturing Practices and applicable Laws and shall cooperate in agreeing on the best means to comply with any new requirements.
2.4 Supply of Active Pharmaceutical Ingredients.
Purchaser shall, at no cost to Supplier, provide to Supplier adequate quantities of Active Pharmaceutical Ingredients to Manufacture the number of Batches of Product set out in each Purchase Order at least [Redacted: Term] prior to the requested Delivery date mentioned in each Purchase Order. Supplier will be responsible for the proper storage of the Active Pharmaceutical Ingredients while in its possession provided that Purchaser shall provide Supplier with adequate written temperature excursions for the storage of the Active Pharmaceutical Ingredient. The storage of the Active Pharmaceutical Ingredient by Supplier shall comply with cGMP and the specifications for the Active Pharmaceutical Ingredient.

2.5 Supply of Materials.
Supplier shall supply all Materials for the Manufacture of the Product. Purchaser shall supply the Active Pharmaceutical Ingredients necessary for the Manufacturing of the Products as indicated in the Specifications and the cartons and trays at no cost to Supplier.
2.6 Third Party Suppliers.
Third Party suppliers of Materials must be agreed upon between the Parties, including any changes thereto during the Term of this Agreement.
2.7 Costs and Expenses.
In addition to any other costs and expenses to be charged to the Purchaser in accordance with the terms of this Agreement, all expenses associated with the development of the artwork, including but not limited to expenses associated with the development and purchase of plates, cartons, labels and inserts, will be billed to Purchaser separately [Redacted: Basis] and payable by Purchaser in accordance with Section 3.4 of this Agreement. Copies of invoices from suppliers in support of Supplier’s invoice for such work will be provided to Purchaser upon request.
2.8 Addition of Products.
The Parties may add a product to this Agreement from time to time by entering into an amendment to this Agreement (each a “Product Amendment”). Each Product Amendment shall form a part of this Agreement and shall contain a description of the Product to be Manufactured pursuant to the terms of that Product Amendment and of this Agreement, the Specifications for such Product, the price payable by Purchaser to Supplier for the Product, territory(ies) in which Purchaser proposes to distribute same and any additional provisions relating to such Product as the Parties shall agree to. For greater certainty, the Supplier shall have no obligation to add a Product to the Agreement. Supplier shall have the sole discretion as to whether or not it agrees to add a Product to this Agreement.
ARTICLE III— CONSIDERATION
3.1 Price of Products and Adjustment.
Price of Products. The price of the Products for the Calendar Year 2009 shall be as set out in Schedule “C” (the “Price”) and is dependent on the annual volume of Product purchased by Purchaser. The Price payable for the Products shall be the Price in force at the time of delivery of the Products. On [Redacted: Term] of each subsequent year of the Term, the Price shall be subject to a once annual increase. The increase will be [Redacted: Price Increase Calculation].Supplier will provide Purchaser with a written notice no later than [Redacted: Term] of each Calendar Year of the Term setting forth the Price for the Products for the following Calendar Year. Supplier will provide

Purchaser [Redacted: Description of Documents] upon written request from Purchaser. The Price shall also be payable for all samples of Products required to be maintained by Supplier under the terms of this Agreement or any applicable Law as well as any additional samples which the Purchaser requires, as the case may be, in addition to shipping and handling costs.
3.2 Annual Minimum Purchases.
(a) Calendar Year 2010. For the Calendar Year 2010, Purchaser shall purchase from Supplier a minimum volume of Product equal to [Redacted: Calculation of Minimum Volume].
(b) After Approval of the Product. In the Calendar Year in which the FDA approves the Product for Commercial Sale in the Territory and for each Calendar Year thereafter during the Term, Purchaser shall purchase from Supplier a minimum volume of Product equal to [Redacted: Calculation of Minimum Volume] (“Annual Minimum Purchase”). Subject to Section 4.3(a), if Purchaser fails to purchase the Annual Minimum Purchase from Supplier in the Calendar Year in which the FDA approves the Product for Commercial Sale in the Territory and in any Calendar Year of the Term thereafter, Purchaser shall pay to Supplier within [Redacted: Term] a penalty payment equal to [Redacted: Penalty]. The penalty payment shall not be reduced in any way if the Failure to Supply is caused by Purchaser, including, among others, delays in delivery by Purchaser of any Materials to be provided by Purchaser or by Designated Suppliers or services or approval or changes requested by Purchaser to be provided pursuant to this Agreement.
(c) Materials. Beginning in the Calendar Year 2010 and in each Calendar Year of the Term thereafter, Purchaser shall be responsible for the cost of obsolete or unused Materials reasonably procured by Supplier for the purpose of meeting Purchaser’s demand pursuant to the forecasts received by Supplier hereunder notwithstanding that Purchaser has no Annual Minimum Purchase obligation hereunder.
3.3 Batch Size.
Batch size shall be based on the manufacturing Batch size as agreed by the Parties in Schedule “C” and as set forth in the Quality Agreement. Batch size may be increased if mutually agreed to between the Parties in writing.
3.4 Payment.
(a) Payment Terms. Purchaser shall pay Supplier for all Products Manufactured under the terms of this Agreement within [Redacted: Term] of invoice date. Supplier shall issue invoices in respect of the Product upon Delivery of the Product pursuant to Section 6.3 hereof unless the Product is shipped under quarantine as per Schedule “H” hereto. An interest at the rate of [Redacted: Percentage] per month ([Redacted: Percentage] per annum) shall be payable on all overdue accounts.

(b) Advance Payment. If Purchaser does not pay Supplier within [Redacted: Term] period set forth in Section 3.4(a), Supplier shall have the right, in addition to any other rights it may have under this Agreement or pursuant to Law, [Redacted: Description of Rights].
(c) Outstanding Invoices Limit. The Parties agree that the value of the outstanding invoices issued by Supplier to Purchaser shall not exceed at any given time [Redacted: Amount]. [Redacted: Description of the Limit Establishment].
3.5 Taxes.
In addition to the amounts paid by Purchaser pursuant to Section 3.1, Purchaser shall pay to Supplier all applicable use, consumption, sales or excise taxes of any taxing authority. The amount of such taxes are not included in the Price and will be added to the Price in effect at the time of Delivery thereof (unless shipped pursuant to Schedule “H” hereto) and will be reflected in the invoices submitted to Purchaser by Supplier pursuant to Section 3.4 hereof. Purchaser shall pay the amount of such taxes to Supplier in accordance with the payment provisions set forth in Section 3.4 hereof.
3.6 Capital Expenditures.
Any good constituting capital expenditures to Purchaser that Purchaser requests in writing Supplier to purchase in order to Manufacture the Products will be payable by Purchaser upon the terms and conditions agreed upon between the Parties and are not included in the Price.
3.7 Additional Costs.
The fees payable for additional services which may be performed by Supplier for Purchaser in accordance with the provisions of this Agreement or the Proposals, as applicable, including without limitation test method transfer, cleaning validation, manufacturing documentation, engineering batches, demonstration/validation batches, process validation (sterilization and depyrogeneration), analytical method validation, sterile filter validation, broth trial media fill, project management, stability studies, site registration support and transfer, regulatory affairs and laboratory support services will be payable by Purchaser within [Redacted: Term] of the invoice date and are not included in the Price.
3.8 Cost of Changes.
(a) Changes Requested by Purchaser. In the event that Purchaser desires any change to Materials or components of the Products, process and other Specifications and/or controls, as well as the Manufacturing and/or packaging of Products, Purchaser will notify Supplier in writing of any such proposed change. Supplier shall have [Redacted: Term] to respond in writing to the proposed changes and provide Purchaser with an estimate of the costs associated with the implementation of such changes. Purchaser shall provide its written authorization of any change control within [Redacted: Term] of the date of such response. Supplier reserves the right to cancel any change control opened and not authorized by Purchaser after such [Redacted: Term] period and to charge Purchaser a cancellation fee of [Redacted: Amount] per change request if such change control was requested by Purchaser. [Redacted: Redacted: Description of Costs]
(b) Changes to Comply with cGMP or Law. Purchaser shall be responsible for all costs and expenses, associated with changes required in the Manufacturing formula and Specifications of the Products in order to comply with changes to cGMP or applicable Laws occurring after the date of this Agreement and not associated with the manufacture of products generally:
(i)	Should the costs and expenses that would be payable by Purchaser pursuant to the foregoing in order to comply with any such changes within the delay prescribed in the cGMP or applicable Law exceed [Redacted: Percentage] to be Manufactured by Supplier based on the last Ongoing Forecast provided to Supplier under Section 4.1 hereof at the time the changes occurred, Purchaser shall have the right to terminate this Agreement by giving Supplier a prior written notice within the delay prescribed in the cGMP or applicable Law to comply with such changes, pursuant to Section 11.2(e) of this Agreement.

(ii)	Supplier shall have the right to terminate this Agreement by giving Purchaser prior written notice within the delay prescribed in the cGMP or applicable Law to comply with such changes, should the cost and expenses that would be payable by Supplier pursuant to the foregoing exceed [Redacted: Costs and Expenses].
ARTICLE IV — PRODUCT SUPPLY
4.1 Forecasts.
(a) Annual Forecasts. By no later than [Redacted: Term] after acceptance by the FDA of the New Drug Application for the Product, Purchaser shall provide Supplier with a confirmed written [Redacted: Term] forecast of its anticipated Product Manufacturing requirements to be Manufactured in accordance with this Agreement for the upcoming Calendar Year (“Annual Forecast”). Within [Redacted: Term] after the FDA has approved the Product for Commercial Sale in the Territory, Purchaser shall provide Supplier with an updated Annual Forecast (“Updated Annual Forecast”). Thereafter, by [Redacted: Date] of each Calendar Year of the Term, Purchaser shall provide Supplier with a revised Updated Annual Forecast. Purchaser shall provide Supplier with a written confirmation of such Annual Forecast and Updated Annual Forecasts by an authorized commercial representative of Purchaser. Subject to Section 3.2(a) hereof, the Annual Forecast shall not be binding on Purchaser. For greater certainty, Purchaser’s Annual Forecast, Updated Annual Forecast and each revised Updated Annual Forecast sent to Supplier shall be presented on a Preferred Basis proportion.
(b) [Redacted: Manufacturing Obligations].

(c) Ongoing Forecasts. In addition to the Annual Forecasts, the Updated Annual Forecasts and the revised Updated Annual Forecasts, at the latest on [Redacted: Term] Purchaser shall provide Supplier with a copy of its forecast of its anticipated Product Manufacturing requirements for [Redacted: Term] (the “Ongoing Forecast”). Each Ongoing Forecast shall provide Delivery dates for each Firm Zone (as defined in Section 4.2(a)), in addition to quantity and purchase order specifics for the Firm Zone, the Material Zone and the Open Zone. In the event that an Ongoing Forecast is not delivered on [Redacted: Term] in accordance with this provision, [Redacted: Term] [Redacted: Manufacturing Obligations].
4.2 Order Procedures.
(a) Firm Zone. After the approval of the Product by the FDA for its Commercial Sale in the Territory, product quantities forecasted for [Redacted: Term] of each revised Updated Annual Forecast and each Ongoing Forecast (“Firm Zone”) are deemed to be binding orders and as such Purchaser and Supplier are committed to same. Product quantities forecasted in the Updated Annual Forecast are deemed to be binding orders from [Redacted: Term]. For example, [Redacted: Term]. The Parties shall use reasonable best efforts to negotiate any change in the Delivery date of any binding order; provided, however, that:
(i)	if Purchaser reduces its requirements for Products to be Manufactured in the Firm Zone of an Ongoing Forecast, Purchaser shall [Redacted: Obligations]; and

(ii)	if Supplier agrees to Manufacture additional quantities of the Products in the Firm Zone of an Ongoing Forecast, Purchaser, in addition to the Price, shall reimburse Supplier for any incremental costs incurred by Supplier in this regard. Supplier shall submit such incremental costs to Purchaser prior to the Manufacture of such additional quantities of Products.
(b) Material Zone. Excluding the Firm Zone, Product quantities forecasted for the [Redacted: Term] following the Firm Zone of the Updated Annual Forecast, the revised Updated Annual Forecast and any Ongoing Forecast (“Material Zone”) are [Redacted: Obligations]. Changes of timing for Delivery of Products within the Material Zone may be made to respond to changing customer demand; provided, however, that if any order made by Purchaser for Products to be Delivered during the Material Zone of the Updated Annual Forecast, the revised Updated Annual Forecast or any Ongoing Forecast is cancelled, deferred or reduced, so as to result in a lesser quantity of Products ordered by Purchaser than indicated in the corresponding month of such Material Zone, Purchaser shall be [Redacted: Obligations]. For greater clarity, [Redacted: Obligations].
(c) Open Zone. Product quantities forecasted for the [Redacted: Term] following the Material Zone of the Updated Annual Forecast, the revised Updated Annual Forecast and any Ongoing Forecast (“Open Zone”) are [Redacted: Obligations] . The Parties

acknowledge and agree that the requirements specified in the Open Zone of the Updated Annual Forecast, the revised Updated Annual Forecast and any Ongoing Forecast are for the purposes of Supplier’s internal scheduling and planning only and Purchaser shall not be responsible for any costs of Materials procured or other expenses incurred by Supplier for the purpose of meeting the requirements specified in the Open Zone, unless related to Long Lead Time Materials as referenced in Section 4.2(d) or agreed to by both Parties.
(d) Long Lead Time Materials. Any inventory of Materials held by Supplier beyond requirements necessary for the supply of the Products required under the Firm Zone and the Material Zone or any safety stock pre-approved by Purchaser (“Long Lead Time Materials”) is the responsibility of Supplier. However, if the Parties agree on the purchase or entering into of commitments to purchase any Long Lead Time Materials based on the Ongoing Forecast for [Redacted: Term] and (i) those Long Lead Time Materials cannot be used by Supplier for Products or for other Supplier business within [Redacted: Term] for which those Long Lead Time Materials were purchased, or (ii) if this Agreement is terminated or expires, whichever occurs first, Purchaser shall pay Supplier for those Long Lead Time Materials, provided that Supplier shall make commercially reasonable efforts to minimize its quantities of unusable Long Lead Time Materials.
(e) Inventory Carrying Fees. If Supplier is required to store at the Facility Materials supplied to it by Purchaser for a period longer than the [Redacted: Term] or store Products for a period longer than [Redacted: Term] after the Product has passed release Specification criteria, then Purchaser shall pay to Supplier a reasonable and customary inventory carrying fee, such fee being in addition to the Price (“Inventory Carrying Fee”). Said Inventory Carrying Fee is estimated at [Redacted: Amount] for Calendar Year 2009 and will be determined at the time of storage based on market conditions. The Inventory Carrying Fee may be increased by Supplier on a yearly basis by giving a [Redacted: Term] prior written notice to Purchaser. The increase, if any, [Redacted: Price Increase Calculation]. Notwithstanding anything to the contrary set forth herein, Supplier reserves the right to refuse such warehousing request if it does not have the necessary additional warehousing capacity.
(f) Graphic Changes. If there is to be changes to any artwork for any Product, at least [Redacted: Term] prior to the intended first Delivery date of such Product with such changed artwork, Purchaser shall provide to Supplier, at no cost, digital artwork in a format acceptable to Supplier and in compliance with the packaging specifications for such Product.
(g) Safety Stock. Supplier will carry the necessary safety stock of Materials to support the Firm Zone and Material Zone lead times and to ensure timely Delivery of orders of Products. Any safety stock of Long Lead Time Materials must be approved in writing by Purchaser pursuant to Section 4.2(d) hereof and is subject to payment by Purchaser of a storage fee to be mutually agreed upon between the Parties. Supplier shall have the right to build and carry a [Redacted: Term] inventory of Products at the Facility if each of the following conditions are met: [Redacted: Description of Conditions]. Notwithstanding the foregoing, Supplier will be responsible for [Redacted:

Costs] [Redacted: Obligation of Supplier] if Supplier provides Purchaser on the “requested delivery date” with a Product that does not [Redacted: List of Conditions]. For the purposes of this paragraph 4.2(g) only, the expression “requested delivery date” shall be the date requested by Purchaser for the Product to be made available for shipment. Title and risk to the Product shall pass to Purchaser on such “requested delivery date”.
4.3 Purchase Orders.
(a) General. Purchaser shall deliver to Supplier purchase orders (each a “Purchase Order”) for the aggregate quantity of Batches of Product in each Firm Zone. Each Purchase Order shall specify the number of Batches of Product ordered, the Price, the requested Delivery date, the shipping destination of the Batches of Product and Purchaser’s instructions for such shipping, in accordance with the provisions of Section 5.1(c) of this Agreement. Purchase Orders shall be delivered at least [Redacted: Term] in advance of the requested Delivery date.
(b) Transmission. The Purchase Orders may be transmitted electronically or by other means in such location as Supplier shall designate from time to time. Supplier shall promptly acknowledge receipt of each Purchase Order by sending to Purchaser electronic (email and/or fax) written notice of acknowledgement for each Purchase Order within [Redacted: Term] after its receipt.
(c) Rejection and Deemed Acceptance. Notwithstanding anything in this Agreement to the contrary, Supplier shall be bound by Purchase Orders delivered to Supplier for Product quantities forecasted within the Firm Zone or which are deemed to be accepted hereunder (“Accepted Purchase Order”). However, Supplier reserves the right at its sole discretion to reject without liability the Manufacturing of Product quantities in any Purchase Order that exceed the quantities forecasted in the Firm Zone or for reasons of Force Majeure; provided, however, that failure by Supplier to deliver to Purchaser a written notice objecting to the Manufacture of quantities of Product exceeding the quantities forecasted in the Firm Zone within [Redacted: Term] after receipt of the Purchase Order shall constitute Supplier’s deemed acceptance of said Purchase Order. If Purchase Orders for Product quantities which exceed the Product quantities forecasted in the Firm Zone are rejected by Supplier, the excess Product quantities shall not be included in the calculation of the Annual Minimum Purchase set forth in Section 3.2.
(d) Failure to Supply.
(i)	In the event that Supplier is not, or anticipates that it will not be, able to fulfill the terms of an Accepted Purchase Order, Supplier shall promptly notify Purchaser of that fact and Supplier shall [Redacted: Obligation of Supplier] to minimize the damage to Purchaser caused by Supplier’s inability to comply with the terms of an Accepted Purchase Order.

(ii)	[Redacted: Purchaser’s Rights].

(e) Accommodations. From time to time, due to significant unforeseen circumstances, Purchaser may deliver to Supplier a Purchase Order for Product volumes in excess of those specified in any Firm Zone. Supplier shall work with Purchaser on a reasonable commercial basis to assist with delivery of such volume excesses; provided, however, that:
(i)	Supplier shall not be obliged to use commercially reasonable efforts to deliver excess volumes of Product exceeding [Redacted: Percentage] of the Product volumes specified in the Firm Zone for Calendar Year 2009 and until [Redacted: Term] from the approval of a Product by the FDA for Commercial Sale in the Territory and, thereafter, [Redacted: Percentage] of the Product volumes specified in the Firm Zone; and

(ii)	[Redacted: Supplier’s Rights].
4.4 Standard Forms.
In ordering and delivering the Products pursuant hereto, Supplier and Purchaser may employ their standard forms, but nothing in those forms shall be construed to modify, amend or supplement the terms of this Agreement and, in the case of any conflict between those forms and this Agreement, the terms of this Agreement shall prevail.
ARTICLE V — DELIVERY, TITLE AND ACCEPTANCE
5.1 Product Storage and Shipment.
(a) Storage Conditions. The Materials and Products manufactured by Supplier are to be stored and transported in accordance with the conditions agreed between Purchaser and Supplier and in accordance with the Specifications and applicable Laws.
(b) Transfer of Title. Title to and risk for the Products Manufactured by Supplier under this Agreement shall pass to Purchaser [Redacted: Condition to Transfer of Risk]. Except if caused by Supplier’s own fault or negligence, Supplier shall not be liable to Purchaser for the costs of loss of any kind arising out of or in relation to damage to or loss of a Product, however caused, which occurs after title to and risk for a Product passes to Purchaser, nor shall any liability of Purchaser to Supplier under this Agreement be diminished or extinguished by reason of such loss or damage. For greater certainty, Purchaser shall be liable for all costs and risks of loss [Redacted: Condition to Transfer of Risk].
(c) Shipment of Products. Shipment of a Product from Supplier’s Facility to Purchaser or Purchaser’s designee shall be made [Redacted: Delivery Terms] Shipment of a Product shall be made at Purchaser’s sole cost and expenses and Purchaser shall be liable for any and all transportation charges, including without limitation freight, duties and taxes levied in connection with the shipment of the Products. Supplier shall arrange for the shipment of the Products in accordance with Purchaser’s instructions. Purchaser shall select and retain the carrier and insurance company for shipping of the Products in accordance with the terms of this Agreement. Purchaser shall provide Supplier with its carrier’s name and account number and its insurance company contact information. Supplier will schedule freight pick up with Purchaser’s selected carrier and complete the documentation on behalf of Purchaser for each shipment of Product by using Purchaser’s account number. All costs and invoices shall be charged by Purchaser’s selected carrier directly to Purchaser for all Third Party costs related to same. If Purchaser wishes the shipment of the Products to be on any unique pallets, Purchaser shall, at its own cost and expense, make such pallets available to Supplier.
5.2 Purchaser Acceptance.
(a) Quantitative Defects. Purchaser shall inform Supplier in writing of any claim relating to quantitative defects in shipments of Batches of Product within [Redacted: Term] from the receipt by Purchaser or Purchaser’s designee of such Batches of Product and Purchaser shall provide to Supplier copies of any appropriate documents relating to such defects. Supplier shall at its own expense, including, notwithstanding Section 5.1(b) hereof, shipment and insurance expenses, provide Purchaser with any missing quantities of a Product as soon as reasonably possible after receipt of notice from Purchaser. Any claim for a quantitative defect which is not made within such [Redacted: Term] period shall be deemed to have been waived by Purchaser. Purchaser shall have the right to deduct from payment any missing quantity of Product shipped until resolution of the matter pursuant to this Agreement provided that Purchaser has notified Supplier in writing of its claim pursuant to this Section 5.2(a).
(b) Qualitative Defects. Purchaser shall have [Redacted: Term] from receipt by Purchaser or Purchaser’s designee of each Batch of Product in which to determine by appropriate validated tests and assays whether or not each Batch Delivered conforms to the Specifications. If Purchaser deems that a Batch does not conform to the Specifications (“Rejected Batch”), [Redacted: List of Conditions] , Purchaser may reject such Batch by giving written notice to Supplier within [Redacted: Term] after receipt by Purchaser or Purchaser’s designee of such Batch of Product (“Rejection Notice”). Purchaser must specify in reasonable detail the manner in which such Batch fails to meet the Specifications. Purchaser may withhold payment for any Batch of Product for which a Rejection Notice has been given to Supplier [Redacted: Term]. Purchaser shall be deemed to have accepted any Batch with respect to which it fails to notify Supplier as provided in this Section 5.2(b).
(c) Disposition of Rejected Batch. Supplier shall have [Redacted: Term] from the receipt of the Rejection Notice to accept or reject Purchaser’s claims and submit a report on the Rejected Batch indicating the investigation and testing done and the recommended disposition to Purchaser, as the case may be. Purchaser shall review such report and notify Supplier that Purchaser either requests additional data, approves the recommended disposition of the Rejected Batch or will otherwise direct Supplier as to how Purchaser wishes the Rejected Batch to be disposed of. Purchaser shall have [Redacted: Right of Purchaser] of the Rejected Batch until resolution of the dispute pursuant to this Agreement.

(d) Dispute of Test Results. If the Parties fail to agree on whether a Batch of Product fails in whole or in part to meet the Specifications and on the disposition of such Rejected Batch, such dispute shall be resolved promptly by an independent testing organization of recognized repute within the pharmaceutical industry of the Territory mutually agreed upon by the Parties. The appointment of such organization shall not be unreasonably delayed by either Party. The decision of such testing organization shall be binding on both Parties. The fees and costs of the testing organization, and storage and handling of the Product during the dispute shall be [Redacted: Cost Allocation]. If the Parties agree that a Rejected Batch conforms to the Specifications or if the dispute in this regard has been resolved pursuant to Section 5.2(d) in favour of Supplier, Purchaser shall provide Supplier with payment for such Rejected Batch forthwith.
(e) Rework, Reprocessing and Replacement of Rejected Batch.
(i)	If the Parties agree that a Rejected Batch fails in whole or in part to conform to the Specifications, or if the dispute between the Parties in this regard has been resolved pursuant to Section 5.2(d) in favour of Purchaser, Supplier agrees to use its commercially reasonable best efforts to either:
A.	if possible, rework or reclaim the Rejected Batch, which shall be returned to Supplier forthwith and Supplier shall assume [Redacted: Costs], if any, in connection with the shipment of same; or

B.	destroy the Rejected Batch, which Batch shall be returned to Supplier forthwith and Supplier shall assume [Redacted: Costs], if any, in connection with the shipment of same and deliver [Redacted: Costs] a replacement shipment for the Rejected Batch (“Replacement Batch”), [Redacted: List of Conditions];
within [Redacted: Term] of the date Supplier accepts Purchaser’s written Rejection Notice or the date of the final resolution of the dispute, whichever is the earliest. The [Redacted: Term] delay is subject to Supplier having all Materials in inventory, including Long Lead Time Materials.

(ii)	Notwithstanding the existence of a dispute concerning a Product rejected by Purchaser, pending resolution of such dispute, Supplier shall, within [Redacted: Term] of issue by Purchaser of a Purchase Order for additional Batches of Product of the type and quantity claimed to be rejected as contemplated by Section 5.2(b) hereof, deliver such additional Batches of Product and Purchaser shall be obligated to pay for such Batches of Product in accordance with Section 3.4 hereof. The [Redacted: Term] delay is subject to Supplier having all Materials in inventory, including Long Lead Time Materials.

(iii)	Notwithstanding anything to the contrary contained herein, should the Rejected Batch have failed to meet the Specifications [Redacted: List of Conditions and Supplier’s Obligations].
5.3 Recalls.
(a) Each Party shall notify the other in writing within [Redacted: Term] of such Party’s receipt of any order, request or directive of a court or governmental authority relating to the recall or withdrawal of the Products. Purchaser shall have sole control over the administration of any recall or withdrawal, whether voluntary or involuntary, of the Products. Supplier shall cooperate with Purchaser in the event of any recall or withdrawal of the Products in the Territory in connection with the quality of the Product Manufactured by Supplier and provide such reasonable assistance in connection therewith as Purchaser may reasonably request. Subject to Article X hereof, the direct costs of any recall or withdrawal shall be borne by [Redacted: Cost Allocation]
ARTICLE VI — QUALITY ASSURANCE AND CONTROL
6.1 Form of Quality Agreement.
The Parties will agree on a Quality Agreement, which will set forth the technical terms of supply needed to satisfy quality control considerations for Manufacturing by Supplier under this Agreement. The Parties agree that, if any provisions of the Quality Agreement are inconsistent with this Agreement, the provisions of this Agreement shall govern to the extent of such inconsistency.
6.2 Testing.
Supplier shall perform the quality control tests and assays identified in the Quality Agreement and in accordance therewith.
6.3 Product Batch Release.
Supplier shall be responsible for the technical release to Purchaser of each Batch of Product Manufactured and Purchaser shall be responsible for the release of the Product to the market. A Batch of Product can be released once Supplier has performed, or has had performed under its supervision by a Third Party, all customary tests as per the Specifications and the Product meets the Specifications. In addition to the invoice described under Section 3.4, Supplier will provide a Batch Certificate of Analysis with representative chromatograms with each Batch of Product upon the release of such Batch of Product by Supplier. Supplier will also provide, as part of the Certificate of Analysis, an American equivalent to a “Certificate of Manufacture” (as defined in the Canadian good manufacturing practices) in the form attached hereto as Schedule “H”. This Certificate of Manufacture will certify that the Batch of Product was Manufactured and tested in conformance with the Specifications and applicable cGMP and will list deviations and investigations, as applicable.

[Redacted: Amount] full Batch record (i.e. Certificate of Manufacture, Certificate of Analysis, list of Quality Events, Manufacturing Records and Packaging Records) will be provided by Supplier to Purchaser [Redacted: Amount] of any Product and, subsequently, [Redacted: Term] of the Term of this Agreement per Product and per dosage form. Purchaser may request thereafter full Batch records with each Batch of Product released to Purchaser subject to payment by Purchaser of [Redacted: Amount]. [Redacted: Cost] shall be payable by Purchaser to Supplier to have the full Batch records of a Batch of Product that was released to the market which, thereafter, becomes subject to an investigation.
Supplier will not ship a Batch of the Product if such Batch is under quarantine (before Supplier’s internal release pursuant to this Agreement), unless on exceptional basis and after receipt of the other Party’s written authorization in the form attached hereto as Schedule “I”.
Once all the customary testing performed by, or made under the supervision of, the Supplier is completed pursuant to the Specifications and the Product meets the Specifications, Purchaser agrees that Supplier shall have the right to Deliver a Product to Purchaser pending the receipt by Purchaser of test results from any Third Party testing laboratory unless Purchaser sought those tests in the context of a dispute with Supplier on the quality of a Product. Purchaser shall be responsible for all changes to the Specifications as a result thereof and Purchaser shall be solely liable for the release of the finished Products to the market.
6.4 Retention Samples.
Sampling details and schedules must be agreed to by the Parties prior to implementation and incorporated into the Quality Agreement. The costs of retained samples shall be charged back to Purchaser [Redacted: Costs], as the case may be, plus shipping and handling costs, if applicable.
6.5 Designated Suppliers Audit.
If Purchaser and Supplier agree that Supplier shall be responsible for the performance of a Designated Supplier’s Audit, Purchaser agrees that such Designated Supplier’s Audit shall be performed at Purchaser’s sole cost and expense and Purchaser shall indemnify Supplier within [Redacted: Term] of the invoice date for any such costs and expenses incurred as a result of such Designated Supplier’s Audit. The rate to be charged to Purchaser for the performance of such Designated Supplier’s Audit shall be Supplier’s applicable standard rate. Such standard rate is established at [Redacted: Amount] for Calendar Year 2009. Such standard rate may be increased by Supplier [Redacted: Price Increase Calculation].
6.6 Manufacturing Records.
Supplier shall maintain true, accurate and complete records regarding the Manufacturing of the Products as required by applicable Law (“Manufacturing Records”) including,

without limitation, the information required to be maintained pursuant to the Quality Agreement.
ARTICLE VII — REGULATORY MATTERS
7.1 Audit and Inspection.
(a) Purchaser Audit. Supplier grants Purchaser the right to audit or to appoint Third Parties [Redacted: Description of Third Parties], to audit the Facility and Supplier’s documentation on an annual basis demonstrating Supplier’s satisfactory performance of its obligations under this Agreement and the Quality Agreement. Such audit shall be conducted during normal business hours for a period not to exceed [Redacted: Term], by a maximum of [Redacted: Amount] auditors. Additional auditors and/or Business Days may be agreed upon between the Parties subject to payment by Purchaser of an additional fee of [Redacted: Amount] per additional auditor and per additional Business Day. Purchaser will notify Supplier in writing at least [Redacted: Term], in advance of such an audit. Notwithstanding anything to the contrary contained herein, the right to audit granted to Purchaser herein shall be limited to [Redacted: Amount] per Calendar Year and may only be exercised during the months of [Redacted: Term], save and except for situations where a single audit reveals significant concerns from the perspective of Purchaser and [Redacted: Description of Third-parties], acting reasonably, that require appropriate additional audit follow-up or when an audit for cause is warranted, in which event, any such additional audit shall not be limited in time and shall not be subject to the payment of any additional fee to Supplier.
Any Person appointed by Purchaser to perform such an audit shall at all times be bound by the obligations of confidentiality and non-disclosure of Supplier’s confidential information and agree to disclose to Purchaser only such information as is necessary to determine if Supplier is performing its obligations under Article II. Such Person shall also agree to disclose to Supplier the results of its review.
It is furthermore agreed that the on-site availability of Purchaser, or such appointed Person, shall have no bearing on Supplier’s production schedule as Supplier shall be authorized and entitled to proceed with same in the absence of Purchaser’s or such appointed Person’s representative.
(b) Inspection by Governmental Authorities. Supplier shall permit inspections of the Facility by Governmental Authorities of the Territory with respect to the fulfillment of any requirement for any License during the Term of this Agreement and, if necessary, thereafter.
(c) Inspection Notification. Supplier agrees to promptly notify Purchaser of any inspection by any Governmental Authority pending as of the date hereof or as notice of same may arise during the Term, and of any communications to or from any Governmental Authority (including the reporting of adverse drug experiences or field alerts) which might adversely affect Supplier’s ability to perform its obligations under this Agreement. Supplier shall keep Purchaser informed of the resolution of the matter with the relevant Governmental Authority and if responses have a direct impact on the Product, Supplier shall provide Purchaser with the proposed resolution prior to sending same to the Governmental Authority. In such circumstances, Supplier shall take into consideration any comments received from Purchaser prior to such sending.
(d) Order by Governmental Authority. Should the HPFBI or the FDA require Purchaser to stop selling the Products in the Territory, Purchaser shall have the right to suspend this Agreement and mutual obligations by sending written notice to Supplier or to terminate this Agreement pursuant to Section 11.2(e) hereof. Notwithstanding Section 12.2(b) hereof, any such suspension or termination by Purchaser shall not relieve Purchaser of its obligation to reimburse Supplier for [Redacted: Reimbursement Obligation] Purchaser shall not be bound to reimburse Supplier for the [Redacted: Reimbursement Obligation] if such suspension or termination solely arises out of or results from an event caused by Supplier’s negligence or breach of this Agreement.
7.2 Regulatory Submissions.
Supplier shall provide reasonable support for any submissions required to the HPFBI, FDA and other applicable Governmental Authority to support contract manufacturing of Purchaser’s Products by Supplier at the Facility.
The Parties agree that, other than for reasonable regulatory efforts in connection with requests made by Purchaser for changes to Specifications, all regulatory support services, including without limitation the gathering of documents in support of a Product submission or APR, notarization of documents, company registration (such as CoA’s and form 2657), auxiliary regulatory services (such as sterility packages, clarifax, question answering, legalization of document) are not included in the Price.
All regulatory support services set forth above shall be charged to Purchaser in accordance with the standard rates established by Supplier for said services from time to time in addition to notary and legal fees, where applicable. Supplier’s rate for regulatory support services is established at [Redacted: Amount] for Calendar Year 2009. Such standard rate may be increased by Supplier [Redacted: Term] and notice in writing shall be given to the Purchaser. Such increase [Redacted: Price Increase Calculation]. Purchaser shall pay Supplier for all regulatory support services within [Redacted: Term] of invoice date.
ARTICLE VIII — REPRESENTATIONS AND WARRANTIES
8.1 Supplier Representations and Warranties.
(a) Representations and Warranties. Supplier represents, warrants and covenants, while acknowledging that Purchaser is relying on such representations and warranties in entering into this Agreement, that:
(i)	in performing its services hereunder, Supplier shall comply with all provincial, state, local and federal Laws and the cGMP applicable to such services and shall hold, and shall continue to hold during the Term of this Agreement, all Licenses necessary or required for the Manufacturing of the Products for sale in the Territory and the performance of its obligations hereunder;

(ii)	the Facility, all equipment and tooling utilized in the Manufacturing of the Products hereunder, and the procedures and processes (including installation, operation and performance qualifications) instituted by Supplier in connection herewith are, and shall continue during the term of this Agreement, to be in material compliance with all applicable Laws and maintained in good operating condition;

(iii)	[Redacted: Representation]

(iv)	[Redacted: Representation]

(v)	Supplier shall carry and keep in good force during the Term of this Agreement and for a period of [Redacted: Term] thereafter, a comprehensive general liability, product liability and commercial property insurance coverage in such form and amount as a reasonable party in similar circumstances would carry and keep to fulfil its obligations hereunder (in an amount no less [Redacted: Amount]. Supplier shall submit a certificate of such insurance (which shall include such information) to Purchaser for its approval within [Redacted: Term] of the date of signature of this Agreement. If such certificate is not furnished within [Redacted: Term], Purchaser shall notify Supplier in writing and give Supplier [Redacted: Term] to cure such breach. If Supplier fails to provide the certificate during such [Redacted: Term] cure period, Purchaser may, at its option, immediately terminate this Agreement or any amendment thereof;

(vi)	the Products Manufactured by Supplier under the terms of this Agreement:
A.	will comply with the Specifications and applicable Laws, including cGMP in accordance with general industry practice;

B.	shall not contain any material that would cause the Products to be adulterated within the meaning of the Food and Drug Act (Canada) or adulterated or misbranded within the meaning of Section 404 or 505 of the Federal Food, Drug and Cosmetic Act as amended, or the regulations issued thereunder or within the meaning of any provincial, state or local law the adulteration and misbranding provisions of which are similar to such Act; and

C.	shall be free from material defects in Materials and workmanship not otherwise caused by Materials supplied by Purchaser or by any Designated Suppliers or defect in the Specifications and/or in Purchaser’s formula for the Manufacturing of the Product .

(vii)	Supplier is a general partnership duly constituted, validly existing and in good standing under the laws of the Province of Ontario;

(viii)	Supplier has the power and authority to conduct its business as currently being conducted and as contemplated herein;

(ix)	Supplier has the power and authority to make, deliver and perform its obligations under this Agreement by way of its managing partner and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

(x)	the execution, delivery and performance of this Agreement by Supplier will not violate any agreement or instrument to which Supplier is a party.
(b) Exclusions. The warranties with respect to the Products shall not apply to any Product which, [Redacted: Exclusions].
(c) Limitation. Subject to applicable Law, Supplier makes no other warranty or representation, express or implied, with respect to the Products, whether as to merchantability, quality or fitness for a particular purpose.
8.2 Purchaser Representations and Warranties.
(a) Representations and Warranties. Purchaser represents and warrants, while acknowledging that Supplier is relying on such representations and warranties in entering into this Agreement, that:
(i)	it shall provide all information necessary for Supplier to Manufacture the Products in accordance with the Specifications and all applicable Laws, including cGMP, and shall make its employees available on a timely basis to respond to questions concerning such information;

(ii)	to the extent that Purchaser supplies any Materials, including the Active Pharmaceutical Ingredient, or other information to Supplier (including packaging and labelling requirements) or engages in Manufacturing with respect to any of the Products (either directly or indirectly through a Third Party), all such Materials or other information and Manufacturing will comply with the Specifications and applicable Laws, including cGMP;

(iii)	it shall obtain and maintain all necessary permits, registrations and licences required for it to perform its obligations to Supplier under this Agreement and shall comply with all applicable Laws in carrying out its obligations under this Agreement;

(iv)	Purchaser shall carry and keep in good force during the Term of this Agreement and for a period of [Redacted: Term] thereafter, insurance coverage, including product liability insurance, in such form and amount as a reasonable party in similar circumstances would carry and keep to fulfill its obligations hereunder (in an amount no less than [Redacted: Amount]. Purchaser shall submit a certificate of such insurance (which shall include such information) to Supplier for its approval within [Redacted: Term] of the date of signature of this Agreement. If such certificate is not furnished within [Redacted: Term], Supplier shall notify Purchaser in writing and give Purchaser [Redacted: Term] to cure such breach. If Purchaser fails to provide the certificate during such [Redacted: Term] cure period, Supplier may, at its option, immediately terminate this Agreement or any amendment thereof;

(v)	[Redacted: Representation];

(vi)	[Redacted: Representation];

(vii)	Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Province of Québec;

(viii)	Purchaser has the power and authority to conduct its business as currently being conducted and as contemplated herein;

(ix)	Purchaser has the power and authority to make, deliver and perform its obligations under this Agreement and has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

(x)	the execution, delivery and performance of this Agreement by Purchaser will not violate any agreement or instrument to which Purchaser is a party.
8.3 Undertakings Relating to Representations and Warranties
Purchaser and Supplier agree to promptly notify each other in the event any of the representations made to the other hereunder is inaccurate.
ARTICLE IX — INTELLECTUAL PROPERTY
9.1 Ownership.
(a) Purchaser Rights. Supplier acknowledges that Purchaser is the sole owner of Purchaser Intellectual Property and of all data and information relating to the Products, including the Specifications and any other information relating thereto delivered by Purchaser to Supplier under this Agreement, except to the extent such information is in the public domain, without breach of Supplier’s confidentiality obligations or owned by a Third Party.
(b) Supplier Rights. Purchaser acknowledges that Supplier is the sole owner of the Supplier Intellectual Property.

(c) Product Developments. All Intellectual Property relating to a Product conceived, reduced to practice, authored or otherwise generated or developed in the course of activities under this Agreement, either by or on behalf of Supplier, except if it has general applicability to the manufacture of pharmaceutical products other than the Products, shall be “Product Developments”. Purchaser shall own all right, title and interest in and to all Product Developments, whether made, conceived, reduced to practice, authored or otherwise generated or developed solely by Supplier personnel, or jointly by Supplier and Purchaser personnel, and all rights to Intellectual Property arising therefrom. Supplier will, and hereby does, assign to Purchaser all of its rights, title and interest in and to Product Developments and rights to Intellectual Property arising therefrom. Supplier will provide reasonable assistance to Purchaser, at Purchaser’s expense, in obtaining and enforcing Purchaser’s ownership of the Product Developments including as applicable the assignment to Purchaser of the right, title and interest of its employees or independent contractors in and to such Product Developments.
(d) Patents. As soon as practicable after reduction to practice by Supplier of any Product Development, Supplier shall inform Purchaser in writing of such Product Development. Upon Purchaser’s reasonable request and at Purchaser’s expense, Supplier shall take such reasonable actions as Purchaser deems necessary or appropriate to assist Purchaser in obtaining patent or other proprietary protection in Purchaser’s name with respect to all Product Developments.
(e) License. Under the terms and subject to the conditions of this Agreement, Purchaser hereby grants Supplier a non-exclusive, royalty-free license to use the Purchaser Intellectual Property and the Product Developments for the sole purpose of performing its obligations hereunder in Canada. Unless otherwise agreed to in writing by Purchaser, Supplier shall have no right to make or manufacture Product for the benefit of a Third Party and to supply, distribute or sell the Products to a Third Party or use any Purchaser Intellectual Property for any other purpose. Supplier shall have no right to grant sub-licenses to any Person, except if agreed to otherwise in writing between the Parties.
9.2 Reproduction of and Right to Use Trademarks.
Solely in connection with Supplier’s performance of its obligations under this Agreement, Purchaser hereby grants Supplier the non-exclusive right in Canada to reproduce and print on the Products and/or Product packaging such trademarks, trade dress, brand names, and/or trade names that Purchaser may designate in writing from time to time, strictly in accordance with trademark usage and packaging guidelines set forth in the Specifications or otherwise provided by Purchaser in writing. Samples of all such uses of Purchaser’s trademarks, trade dress, brand names and/or trade names on the Products or Product packaging shall be submitted to Purchaser for its written approval prior to production. The permission granted to Supplier herein is restricted to usage of such trademarks, trade dress, brand names and/or trade names on or in connection with the Manufacturing of the Products supplied under this Agreement, and the performance of any additional services requested by Purchaser pursuant to the terms of this

Agreement, and such permission extends only for the Term of this Agreement or such shorter period as may be designated or required by Purchaser.
9.3 Supplier’s Ownership of Other Property.
Except as set forth in Schedule “G” attached hereto, it is agreed that Supplier is the sole owner of any and all machinery and equipment used by Supplier in connection with the Manufacturing of the Products in accordance with this Agreement.
9.4 Infringement by a Third Party.
(a) Notice. In the event that either Party becomes aware of actual or threatened infringement by a Third Party of Intellectual Property related to the Manufacture, sale, supply or distribution of any Product, that Party shall promptly so notify the other in writing. Purchaser shall have the right, but not the obligation, to bring at its own expense an infringement action or file any other appropriate action or claim related to infringement of such Intellectual Property against any Third Party. Supplier shall have the option to join in at its sole costs and expenses (but not to control) such action if Supplier has been damaged by the actions of such Third Party.
(b) Settlement. Each Party shall cooperate and provide reasonable assistance in any action as described above. [Redacted: Settlement Conditions]
(c) Damages. Purchaser shall retain any damages or other monetary awards that it recovers pursuant to any action under this Section 9.4.
9.5 Right to not Manufacture.
Supplier shall not be required to Manufacture or supply any Product to which:
[Redacted: Conditions].
ARTICLE X — INDEMNITIES
10.1 Indemnity of Supplier.
Subject to the limitations provided for in Section 10.4 hereof, and except to the extent that Supplier is obligated to indemnify Purchaser under Section 10.2 hereof, Purchaser shall defend, indemnify and hold harmless Supplier, its Affiliates, and its and their respective officers, directors, employees, agents and representatives harmless from and against any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject at any time by reason of any Proceeding to the extent arising out of or resulting from:
(a) the use, Manufacture, processing, testing, packaging, labelling or storage of or any other dealing with any or all of the Products, but only to the extent that such liability does not arise as a result of the negligence or wilful misconduct of Supplier and its agents in performing its obligations under this Agreement, a breach of any material term of this Agreement by Supplier and its agents, including, without limitation, Supplier’s representations and warranties or failure by Supplier and its agents to perform a covenant under this Agreement;
(b) subject to Section 5.3 hereof, any recall or market withdrawals of any Product Manufactured by Supplier;
(c) any claim that the Manufacturing of a Product under this Agreement or its sale or supply to Purchaser infringes a Third Party’s Intellectual Property, except where such claim arises out of or results from the use of Supplier’s Intellectual Property;
(d) the breach by Purchaser of any of the material terms of this Agreement including, without limitation, Purchaser representations and warranties provided for in Section 8.2 hereof; or
(e) the negligence or wilful misconduct of Purchaser, its officers, directors, employees and agents in performing its obligations under this Agreement.
10.2 Indemnity of Purchaser.
Subject to the limitations provided for in Section 10.4 hereof, and except to the extent that Purchaser is obligated to indemnify Supplier under Section 10.1 hereof, Supplier shall defend, indemnify and hold harmless Purchaser, its Affiliates, and the officers, directors, employees, agents and representatives harmless from and against any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject at any time by reason of any Proceeding to the extent arising out of or resulting from:
(a) the negligence or wilful misconduct of Supplier, its officers, directors, employees and agents, in performing its obligations under this Agreement;
(b) a breach by Supplier of any of the material terms of this Agreement including, without limitation, the Supplier representations and warranties provided for in Section 8.1 hereof;
(c) any recall or market withdrawals of Products Manufactured by Supplier related to the quality of the Product for Commercial Sale in the Territory and caused by Supplier as provided for in Section 5.3 hereof;
(d) any claim that the Manufacturing of a Product under this Agreement or its sale or supply to Purchaser infringes a Third Party’s Intellectual Property, except where such claim arises out of or results from the use of Purchaser’s Intellectual Property.
10.3 Indemnity Proceedings.
(a) Notice of Claim. If a claim by a Third Party is made against an Indemnitee, and if the Indemnitee intends to seek indemnity with respect thereto under this Agreement, the

Indemnitee shall promptly (and in any case within [Redacted: Term] of such claim being made) notify the Indemnitor of such claim with reasonable particulars. The Indemnitor shall have [Redacted: Term] after receipt of such notice to undertake, conduct and control, through counsel of its own choosing (reasonably acceptable to Indemnitee) and at its own expense, the settlement or defense thereof, and the Indemnitee shall reasonably cooperate with the Indemnitor in connection therewith, except that with respect to settlements entered into by the Indemnitor: [Redacted: Settlement Conditions]
(b) Conduct of Proceedings. If the Indemnitor undertakes, conducts and controls the settlement or defense of such claim, (i) the Indemnitor shall permit the Indemnitee to participate in such settlement or defense through counsel chosen by the Indemnitee, provided that the fees and expenses of such counsel shall be borne by the Indemnitee; and (ii) the Indemnitor shall promptly reimburse the Indemnitee for the full amount of any loss resulting from any claim and all related expenses (other than the fees and expenses of counsel as aforesaid) incurred by the Indemnitee. The Indemnitee shall not pay or settle any claim so long as the Indemnitor is reasonably contesting any such claim in good faith on a timely basis. Notwithstanding the two immediately preceding sentences, [Redacted: Settlement Conditions].
(c) Intellectual Property Claim. Notwithstanding Section 10.3(a) and (b), any claim by a Third Party for violation, misappropriation or infringement of Intellectual Property for which a Party has the right to seek indemnification hereunder against the other Party shall be conducted and controlled by the Party whose Intellectual Property is being violated, infringed or claimed to be invalid or unenforceable. The Indemnitor shall have the exclusive right to select counsel for such Proceedings or action and the Indemnitor may consult with the Indemnitee and take into consideration Indemnitee’s view and comments to the extent reasonable in defending against any such action or Proceeding, on all material aspects of the defense. Either Party shall have the right to join the Proceeding or action defended by the Indemnitor and to be represented by counsel of its choice at its own cost and expense. Except as expressly set forth above, the Indemnitor shall pay all costs and expenses of the Indemnitee associated with such Proceedings or action other than the expenses of the Indemnitee if the Indemnitee elects to join the Proceedings or action as set forth above. [Redacted: Settlement Conditions].
(d) Indemnitee Rights. With respect to Third Party claims, if the Indemnitor does not notify the Indemnitee within [Redacted: Term] after the receipt of the Indemnitee’s notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the Indemnitee shall have the right, but not the obligation, to contest, settle or compromise the claim in the exercise of its reasonable judgement using counsel of its choice at the expense of the Indemnitor.
(e) Employee Assistance. In the event of any claim by a Third Party against an Indemnitee, the defense of which is being undertaken and controlled by the Indemnitor, the Indemnitee will use all reasonable efforts to make available to the Indemnitor those employees whose assistance, testimony or presence is necessary to assist the Indemnitor in evaluating and in defending any such claim; provided that the Indemnitor shall be responsible for the expense associated with any employees made available by the Indemnitee to the Indemnitor hereunder, which expense shall be equal to an amount to be mutually agreed upon per person per hour or per day or each day or portion thereof that such employees are assisting, and which shall not exceed the actual cost to the Indemnitee associated with such employees.
10.4 Limitation of Liability.
(a) Indirect Damages. Notwithstanding the provisions of this Agreement which might otherwise be to the contrary, neither Party shall be liable to the other, or have any obligation to indemnify any Indemnitee, as the case may be, for Losses which were not foreseen or foreseeable (including loss of profits, loss of revenue and expected savings or loss of information) and the Parties hereby expressly agree that in no event shall either Party be liable for any indirect, incidental, special, consequential, exemplary or punitive damages or Losses.
(b) Aggregate Liability. Each Party’s total aggregate liability for damages sustained by the other Party as a result of a direct claim made by the other Party under this Agreement shall, except in cases of an intentional or gross fault, be no greater than [Redacted: Amount]. Notwithstanding the foregoing, Purchaser’s and Supplier’s total aggregate liability shall in no event be limited in the event of any Losses resulting from [Redacted: Events]
ARTICLE XI — TERM AND TERMINATION
11.1 Term of Agreement.
(a) Initial Term. This Agreement is effective from the date of its execution and shall continue in effect until the later of (i) [Redacted: Date] and (ii) the date on which US patent No. 5,861,379 will expire (“Initial Term”) unless earlier terminated or extended in accordance with the terms of the Agreement.
(b) Renewal Term. This Agreement will be automatically renewed for successive periods of [Redacted: Term] each (“Renewal Terms”) following the expiration of the Initial term, unless otherwise indicated by either Party to the other with a prior [Redacted: Term] written notice.

11.2 Termination of Agreement.
(a) Termination for Breach. Any non-defaulting Party may terminate this Agreement with written notice to the other Party, if the other Party defaults in a material respect in the performance or observance of any of its obligations under this Agreement and such default continues, unremedied, for a period of [Redacted: Term] following written notice of such default to the defaulting Party. Such cure period shall be increased to [Redacted: Term] if the default is a failure to comply with Applicable Laws, including cGMP.
(b) Bankruptcy, etc. Either Party may terminate this Agreement upon notice to the other Party, if the other Party makes an assignment for the benefit of its creditors, is adjudged bankrupt, becomes insolvent, ceases or threatens to cease to carry on business, files or consents to the filing of a petition in bankruptcy, seeks to take advantage of any legislation relating to insolvency, arrangement or relief of debtors, winds-up or liquidates, or if any receiver, trustee, liquidator or similar official is appointed of such other Party or any of its property.
(c) Termination for Convenience. Either Party may terminate this Agreement without penalty, for any reason upon giving a [Redacted: Term] prior written notice to the other Party of such termination.
(d) Termination under Section 9.5(a) and 9.5(b). Supplier may terminate this Agreement, without penalty, by written notice to Purchaser if an act under Section 9.5(a) occurs and [Redacted: Termination Conditions].
Either Party may terminate this Agreement without penalty by giving written notice to the other Party if an act under Section 9.5(b) occurs [Redacted: Termination Conditions].
(e) Termination under Section 3.8(b) or 7.1 (d). Either Party may terminate this Agreement, without penalty, by written notice to the other Party within the delay prescribed in the cGMP or applicable Law to comply with a change, if the costs to comply with cGMP or applicable Law exceed the threshold set forth in Section 3.8(b) hereof. Purchaser shall have the right to terminate this Agreement by written notice to Supplier if the FDA or HPFBI requires Purchaser to stop selling the Products in the Territory.
(f) Product not Approved. This Agreement will terminate in the event the Product is not approved for Commercial Sale in the Territory by the FDA by [Redacted: Term].
(g) Effect of Termination. Upon termination or expiration of this Agreement for any reason:
(i)	Purchaser shall [Redacted: Purchaser’s Obligations];

(ii)	Purchaser will have access to any Manufacturing Records and Batch retention samples relating to the Manufacturing of the Products under this

Agreement for the period during which the Manufacturing Records and Batch retention sample must be kept by Supplier in accordance with this Agreement or the Quality Agreement;

(iii)	Supplier shall provide to Purchaser the originals of all Specifications; provided, however, that a copy of such document may be retained by Supplier for archival purposes, as means of determining any continuing obligation or confidentiality, but for no other purpose;

(iv)	Purchaser shall, within [Redacted: Term] of the date of termination of this Agreement, pay to Supplier any outstanding payments to be made pursuant to this Agreement, including without limitation, any and all payment due pursuant to this Section 11.2(g) or Section 3.2 hereof;

(v)	the license granted to Supplier under Section 9.1(e) hereof shall be terminated; and

(vi)	Any termination of this Agreement in accordance with this Section 11.2(a), (b) or (d) shall not prevent the non-defaulting Party to seek any other remedy or take any other action or recourse against the defaulting Party in order to be indemnified as a consequence thereto in accordance with Article X of this Agreement, unless expressly indicated otherwise herein.
ARTICLE XII — MISCELLANEOUS
12.1 Relationship of the Parties.
The relationship between Supplier and Purchaser created pursuant to this Agreement is intended to be and shall be solely that of independent contractors. Neither Party, nor its employees, agents or representatives shall under any circumstances be considered employees, agents, partners, joint venturers or representatives of the other Party. Neither Party, nor its employees, agents or representative shall act or attempt to act, or represent themselves, directly or by implication, as an employee, agent, joint venturer, partner or representative of the other Party or in any manner assume or create, or attempt to assume or create, any obligation or liability of any kind, express or implied, on behalf of or in the name of the other Party. No person other than Supplier or Purchaser may rely on or enforce any provision of this Agreement.
12.2 Force Majeure.
(a) Defined. In this Agreement, “Force Majeure” means an event or occurrence beyond the reasonable control of a Party which by the exercise of reasonable diligence could not be overcome, including, but not limited to, [Redacted: Definition of Force Majeure].

(b) Non-Default. A Party shall be deemed not to be in default with respect to non-performance of any of its obligations under this Agreement, if and so long as such non-performance is due in whole or in some material way to an event of Force Majeure and that Party has used commercially reasonable efforts to remove the event of Force Majeure and to perform its obligations under the Agreement. If an event of Force Majeure occurs, the Party affected shall promptly notify the other Party of the occurrence of the event, its extent and probable duration.
(c) Cessation of Force Majeure. Subject to Section 12.2(b) hereof, if Supplier is unable to supply Purchaser with its requirements of Products by reason of Force Majeure, Force Majeure shall excuse Supplier’s performance until the Force Majeure has ceased and for a reasonable period of time thereafter, to allow Supplier to restore itself to the position it was in with respect to the Manufacturing of Products immediately prior to the Force Majeure. Supplier acknowledges that Purchaser shall have the right to have Batches of Product forecasted in the Firm Zones of Ongoing Forecasts Manufactured by Third Parties for the duration of the existence of Supplier’s Force Majeure. The Batches of Product Manufactured by the Third Parties shall [Redacted: Calculation of Batches] hereof. Within [Redacted: Term] of notification by Supplier that it is able to resume the necessary supply of the Products to Purchaser, Purchaser shall resume obtaining its requirements of Products from Supplier pursuant to the terms of this Agreement. Supplier shall suffer no penalty or incur any liability for its inability to perform hereunder by reason of Force Majeure. For greater certainty, the Purchaser shall not have to comply with the Preferred Basis and Annual Minimum Purchase during Force Majeure up until receipt of Supplier’s notice that it is able to resume Manufacturing of the Product pursuant to this Section 12.2(c) [Redacted: Obligations of Supplier] for such given Calendar Year.
(d) Termination. If a Party fails to perform any of its obligations under this Agreement by reason of Force Majeure and such non-performance continues for a period of [Redacted: Term] from the first occurrence of the event of Force Majeure, the other Party may, [Redacted: Termination Conditions] , terminate this Agreement by providing written notice to that effect to the non-performing Party. In the event of such termination, both Parties’ respective rights and obligations under this Agreement shall terminate except for any amounts previously due and owing by one Party to the other and except for any other obligations which this Agreement expressly provides shall survive termination.
12.3 Further Assurances.
Each Party will at any time and from time to time, upon the request of the other Party, execute and deliver such further documents and do such further acts and things as the other Party may reasonably request to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement.
12.4 Confidentiality.

This Agreement is subject to the CDA which is incorporated herein by reference and attached hereto as Schedule “D”; provided, however, that the Parties agree that (i) the provisions of the CDA shall apply to all information and data provided by either Party or their agent(s) in confidence or as confidential and (ii) the definition of “Purpose” therein shall be extended to include the performance of each of Supplier and Purchaser’s obligations under this Agreement.
12.5 Notices.
Unless otherwise mentioned herein, any notice or other communication made under this Agreement (other than routine business communication) shall be in writing and shall be properly given: (i) when delivered if sent by personal delivery; (ii) when transmitted if sent by facsimile with confirmation of transmission; (iii) the next day if sent by a recognized overnight courier; or (iv) three days after being posted if sent by registered mail return receipt requested, addressed:
(a) if to Supplier, to it at: 16751 Trans Canada Highway
Kirkland, Québec, Canada H9H 4J4
Attn: Chief Operating Officer
[Redacted: Facsimile Number]
with a copy to: DRAXIS Specialty Pharmaceuticals Inc.
16751 Trans Canada Highway
Kirkland, Québec, Canada H9H 4J4
Attn: Legal Department
[Redacted: Facsimile Number]
(b) if to Purchaser, to it at: 2310 Alfred-Nobel Blvd.
Montreal, Québec, Canada H4S 2B4
Attn.: Vice President, Pharmaceutical Development
[Redacted: Facsimile Number]
A Party may change its address for notice by notifying the other Party at any time in accordance with the provisions of this Agreement.
12.6 Entire Agreement.
This Agreement, and any and all schedules attached thereto, supersedes any prior agreements between the Parties as to the subject matter of the Agreement, whether oral or in writing, and contains the entire understanding between the Parties as to the subject matter of the Agreement. For greater clarity, this Agreement does not supersede agreements currently outstanding that relate to the non Commercial Sale of the Product.
12.7 Waiver.
No delay or failure on the part of a Party in exercising any rights under this Agreement shall affect any of such Party’s rights.

12.8 Amendment.
This Agreement may not be modified or amended except by further written statement signed by both Parties.
12.9 Severability.
Any provision of this Agreement that is held to be inoperative, unenforceable or invalid in any jurisdiction shall be inoperative, unenforceable or invalid in that jurisdiction without affecting any other provision hereof in that jurisdiction or the operation, enforceability or validity of that provision in any other jurisdiction, and to this end the provisions hereof are declared to be severable.
12.10 Enurement.
This Agreement is binding on and enures to the benefit of each Party and its successors and permitted assigns.
12.11 Assignment.
Neither Party shall assign or otherwise transfer any rights under or interest in this Agreement without the other Party’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, each Party shall have the right to assign the Agreement to any of its Affiliates without the prior written consent of the other Party; provided that the assignor shall remain solidarily liable for the obligations of its Affiliate. Purchaser shall have the right to assign this Agreement to [Redacted: Name]. and upon such assignment, Purchaser shall be relieved from its obligations hereunder provided however that (i) Purchaser shall not be relieved of its obligations existing or arising prior to the date of the assignment or the Effective Date of this Agreement, whichever occurs last, and (ii) [Redacted: Name] has agreed in writing to assume and to be liable for any and all obligations and liabilities of Purchaser under this Agreement as of the date of the assignment or the Effective Date of this Agreement, whichever occurs last.
12.12 Counterparts.
This Agreement may be executed in counterparts and by facsimile transmission, each of which shall be deemed to be an original and which together shall constitute one and the same agreement.
12.13 Contra Proferentum.
This Agreement is the result of mutual negotiations between the Parties, and each Party agrees that no part of this Agreement shall be interpreted against the other Party on the grounds that particular language was drafted by such Party.
12.14 Subcontracting.

Supplier may be permitted to subcontract in whole or in part its obligations under this Agreement upon the consent of Purchaser, such consent not be to unreasonably withheld or delayed.
12.15 Governing Law.
This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein. Any disputes arising between the Parties relating to this Agreement shall be subject to the exclusive jurisdiction and venue of the provincial and federal courts located in the Province of Québec, and the Parties hereby waive any objection which they may have now or hereafter to the laying of venue of any proceedings in said courts and to any claim that such proceedings have been brought in an inconvenient forum, and further irrevocably agree that a judgment or order in any such proceedings shall be conclusive and binding upon each of them and may be enforced in the courts of any other jurisdiction.
12.16 Non-Solicitation.
Neither Party shall solicit (either directly or indirectly) for employment or employ any of each other’s personnel during the Term of this Agreement, except if such employment is the result of a general solicitation of personnel by such Party by public advertisement of employment opportunities or otherwise. In the event either Party desires to solicit for employment or employ one of the other Party’s personnel, then such Party must obtain the other Party’s prior written approval of such solicitation or employment.
12.17 Survival.
The following provisions shall survive the expiration or termination of this Agreement: Sections 5.2, 5.3, 6.6, 8.1(a)(v), 8.2(a)(iv), 9.1, Article 10, 11.2(g), 12.4, 12.5, 12.15 and 12.17 for the period of time indicated in said Sections, if any.
12.18 English Language.
The Parties have expressly requested that this Agreement and all ancillary documents be drafted in English. Les parties ont exigé que cette entente ainsi que tous les documents y afférent soient rédigés en anglais.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date written above, by their authorized officers, who by signing confirm their authority and intention to bind the Party they represent.
DRAXIS PHARMA GENERAL PARTNERSHIP,
By way of its managing partner,
DRAXIS SPECIALTY PHARMACEUTICALS INC.

Per:	(Signed) Marcelo Morales
Marcelo Morales
Chief Operating Officer

THERATECHNOLOGIES INC.

Per:	(Signed) Pierre Perazzelli
Pierre Perazzelli
Vice President, Pharmaceutical Development

Per:	(Signed) Luc Tanguay
Luc Tanguay
Senior Executive Vice President and Chief Financial Officer

Manufacture and Supply Agreement — Redacted final

Schedule “A”
SPECIFICATIONS
[Redacted: Description of Specifications]

Schedule “B”
QUALITY AGREEMENT
[Redacted]

Schedule “C”
PRICES
[Redacted: Prices]

Schedule “D”
CONFIDENTIAL DISCLOSURE AGREEMENT
[Redacted]

Schedule “E”
PROPOSALS
[Redacted]

Schedule “F”
DESIGNATED SUPPLIERS
[Redacted: Names of Suppliers]

Schedule “G”
OWNERSHIP OF MACHINERY AND EQUIPMENT BY PURCHASER
[Redacted: Description of Machinery]

Schedule “H”
FORM OF CERTIFICATE OF MANUFACTURE
[Redacted: Certificate]

Schedule “I”
QUARANTINE SHIPMENT AUTHORIZATION
[Redacted: Authorization]